

May 3, 2022

Miklos Pal Auer
Chief Executive Officer
Eventiko Inc.
Xinzhong St. 3, Dongcheng
Beijing, China 100026

   Re: Eventiko Inc.
      Form 10-K
      Filed July 1, 2021
      File No. 333-239589

Dear Mr. Auer:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Trade & Services